Mail Stop 3561

March 26, 2008

Alfred J. Amoroso
Chief Executive Officer
Macrovision Solutions Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

Re: Macrovision Solutions Corporation
Amendment No. 2 to Form S-4 filed March 24, 2008
File No. 333-148825

Dear Mr. Amoroso:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page references refer to the marked copy of the S-4 provided to us.

Summary, page 1

1. Please revise your summary section to briefly discuss the source of funds for Macrovision to pay the cash portion of the merger consideration. Revise the risk factors to discuss the fact that you still intend to market the unsecured portion of the credit facility and that the entire commitment is subject to conditions which could allow termination for events that could be expected to materially impact the credit facilities.

Risk Factors, page 15

Gemstar is a party to pending lawsuits . . ., page 18

2. Revise to quantify the damages payable and other remedies due under the
    proposed settlement agreement.

Background of the Mergers, page 28

3. We note your response to prior comment 15. Please revise the spillover
    paragraph at the top of page 33 to describe the board's specific objections to
    Macrovision's proposed terms related to "financing, employment agreements,
    stockholders' exercise of appraisal rights and the level of adverse changes."
    Similarly, please also explain with greater specificity Gemstar's concerns, as
    discussed on November 17, 2007, related to the debt commitment letters.

4. Please identify the individuals at News Corp that participated in the negotiations
    of the Voting Agreement. Please also identify News Corp.'s financial and legal
    advisors, if any.

Other Factors Considered by the Macrovision Board, page 39

5. We note your response to prior comment 21. Please similarly discuss the
    significance of the factors listed on page 43. Specifically, please revise the bullets
    in this section to discuss how each point supports or does not support a finding of
    fairness.

Certain Gemstar Projections, page 63

6. We note your response to prior comment 29.   Your disclosure indicates that the
    discount rates applied to the revenue and EBITDA projections were between 1%-
    9% and 3%-20%, respectively. Please note that disclosure of such broad ranges
    provides little meaningful information for investors. Please revise to disclose the
    specific discount rates applied to the revenue and EBITDA projections.

Selected Public Companies Analysis for Gemstar, page 68
Selected Transaction Analysis, page 71

7. We note your revisions on pages 68 and 71 in response to our prior comment 29.
    Please further explain why multiples which "were significantly higher than the
    others or derived from negative financial numbers" were not deemed meaningful.
    It is unclear why you would conclude that these multiples were not relevant to
    your analysis.

8. While we note your response to prior comment 30, the appendices to the board book were provided by UBS to the board to assist in the evaluation of the transaction. Accordingly, it is unclear why you believe this information is immaterial. Please disclose the selected companies or further explain why you believe that this particular appendix was not material to the board's or UBS' evaluation.

Material United Stated Federal Income Taxes, page 82

9. Please revise the new language in the second full paragraph on page 83 to indicate that final tax opinions will be filed with the registration statement.

Exhibit 5.1

10. Please have counsel confirm that the reference in its opinion to General Corporation Law of the State of Delaware includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

11. Please revise to explain what counsel means when stating that the shareholders of the various entities have "adopted" the merger agreement.

Exhibit 8.1

12. We note that the first sentence of the third paragraph of your opinion refers to "certain" federal tax consequences. Please revise to clarify that you have opined as all material tax consequences.

13. Please revise the last sentence of the third paragraph of your opinion to clarify that counsel has relied upon representation of officers of Gemstar, Macrovision and Solutions as to matters of fact only.

14. Please supply a revised opinion of counsel that omits the final sentence. Shareholders are entitled to rely on this opinion and counsel may not disclaim liability for its use in connection with the registration statement.

Exhibit 8.2

15. We note that the second-to-last sentence of the first paragraph of your opinion refers to "certain" federal tax consequences. Please revise to clarify that you have opined as all material tax consequences.

16. Please revise the last sentence of the second paragraph of your opinion to clarify that counsel has relied upon the referenced representation letters as to matters of fact only.

17. Refer to subparts (v) and (vi) of the third paragraph. Since these are legal conclusions, please identify counsel upon whose opinion tax counsel intends to rely for these conclusions and provide a separate opinion of counsel as to these conclusions. Alternatively, have tax counsel remove these assumptions.

Exhibit 99.6

18. We note your response to prior comment 32. While you have deleted the second paragraph of the consent filed with your prior amendment on February 29, 2008, it appears that similar language continues to appear in the final sentence of the second paragraph of the Houlihan Lokey consent. Please delete this sentence. In addition, since Houlihan Lokey's opinion expressly limits its use to the board, please revise the consent to appropriately allow shareholders to use and rely on the opinion, as they are entitled to do.

19. Similarly, since each of the other fairness opinions state that they are for use by the board, please provide revised consents expressly permitting shareholder use and reliance upon the opinions, or supply revised opinions.

Macrovision Schedule 14A dated March 23, 2007

20. We note your response to prior comment 36. Since you are in possession of all of the facts related to your executive compensation disclosure, we have decided that we have no basis at this time to agree or disagree with your decision to omit the performance targets from your filing.

*****

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3211 or David Humphrey at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief - Legal